SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                              Dated August 10, 2005

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                        Commission File Number: 001-14666

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                            MITTAL STEEL COMPANY N.V.

                 (Translation of registrant's name into English)

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                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X    Form 40-F
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
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       If "Yes", is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

INDEX
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Exhibit 99.1 Press Release, dated August 10, 2005, in which Mittal Steel Company N.V. releases its second quarter and half year results for 2005.

Exhibit 99.2 Appendices to Press Release, dated August 10, 2005, in which Mittal Steel Company N.V. releases its second quarter and half year results for 2005.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           MITTAL STEEL COMPANY N.V.


Date: August 10, 2005                   By:    /s/ Henk Scheffer
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                                        Name:  Henk Scheffer
                                        Title: Company Secretary

                                  EXHIBIT INDEX
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99.1 Press Release, dated August 10, 2005, in which Mittal Steel Company N.V. releases its second quarter and half year results for 2005.


99.2 Appendices to Press Release, dated August 10, 2005, in which Mittal Steel Company N.V. releases its second quarter and half year results for 2005.